Simpson Thacher & Bartlett llp
425 Lexington Avenue
New York, N.Y. 10017-3954
(212) 455-2000

Facsimile (212) 455-2502

October 10, 2006

Re:	Portugal Telecom, SGPS, S.A. Form 20-F for the Fiscal Year Ended December 31, 2005 Filed April 21, 2006 (File No. 001-13758)

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Spirgel:

On behalf of our client Portugal Telecom, SGPS, S.A. (the “Company”), we are writing in reference to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 21, 2006, concerning the Annual Report on Form 20-F (the “Form 20-F”) of the Company for the fiscal year ended December 31, 2005, filed with the Commission on April 21, 2006 (File No. 001-13758).

We have had recent conversations with the Staff in which we conveyed the Company’s request for additional time to respond to the comment letter described above.  The Company believes that additional time is necessary to respond fully to the comments and to allow for adequate review of the responses by all the necessary parties.  The Company therefore respectfully requests that it be permitted to respond on or before October 31, 2006.

Please contact S. Todd Crider at (212) 455-2664 or John C. Ericson at (212) 455-3520 if you would like to discuss this matter further.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Michael Henderson, Staff Accountant Zeinal Abedin Mahomed Bava Francisco Nunes